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EATON VANCE CLOSED-END FUNDS

ANNOUNCE FINAL RESULTS OF AUCTION PREFERRED SHARES TENDER OFFERS

BOSTON, MA, September 14, 2018 — Eaton Vance Limited Duration Income Fund (NYSE: EVV), Eaton Vance Senior Floating-Rate Trust (NYSE: EFR) and Eaton Vance Senior Income Trust (NYSE: EVF) (each a “Fund”) announced the final results of their respective tender offers (each a “Tender Offer”) ending September 14, 2018 to repurchase up to 19%, 21% and 39%, respectively, of their outstanding auction preferred shares (“APS”). For each Fund, the Tender Offer is at a price per share equal to 92% of the APS liquidation preference of $25,000 per share (or $23,000 per share), plus any unpaid APS dividends accrued through the tender date. For each Fund, the amount of duly tendered (and not withdrawn) APS exceeded the amount of APS the Fund had offered to repurchase. As a result, the amount of APS accepted for payment was prorated in accordance with the terms of the Tender Offer. APS that were not tendered or repurchased will remain outstanding.

The APS being repurchased by each Fund are as follows:

Ticker Symbol	Fund	Series	Cusip	APS Repurchased	% of Outstanding
EVV	Eaton Vance Limited Duration Income Fund	A	27828H204	405	19%
		B	27828H303	405	19%
		C	27828H402	405	19%
		D	27828H501	405	19%
		E	27828H600	405	19%
EFR	Eaton Vance Senior Floating-Rate Trust	A	27828Q204	201	21%
		B	27828Q303	196	20%
		C	27828Q402	201	21%
		D	27828Q501	167	17%
EVF	Eaton Vance Senior Income Trust	A	27826S202	480	39%
		B	27826S301	480	39%

EFR and EVF also announced today that each had successfully completed an increase in the amount of its existing credit facility, and there are sufficient funds under each Fund’s credit facility to finance the purchase of the tendered APS.

This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of any Fund. The complete terms and conditions of each Tender Offer are set forth in the Fund’s Offer to Purchase and the related Letter of Transmittal, as filed with the Securities and Exchange Commission as exhibits to a tender offer statement on Schedule TO and available free of charge at www.sec.gov.

The Funds are managed by Eaton Vance Management, a subsidiary of Eaton Vance Corp. (NYSE: EV) which is a leading global asset manager whose history dates to 1924. With offices in North America, Europe, Asia and Australia, Eaton Vance and its affiliates managed $453.2 billion in assets as of July 31, 2018, offering individuals and institutions a broad array of investment strategies and wealth management solutions. For more information, visit eatonvance.com.

Statements in this press release that are not historical facts are forward-looking statements as defined by the United States securities laws. You should exercise caution in interpreting and relying on forward-looking statements because they are subject to uncertainties and other factors which are, in some cases, beyond a Fund’s control and could cause actual results to differ materially from those set forth in the forward-looking statements.

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